

April 17, 2013

Via E-mail
Ashish Pandey
Chief Executive Officer
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand Street
Frederiksted, United States Virgin Islands 00840-3531

> **Re:** **Altisource Residential Corporation**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed April 8, 2013**
> **File No. 333-187318**

Dear Mr. Pandey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Completed Acquisitions of Non-performing Mortgage Loans, page 7

1.   We note your response to comment 2 and your "recent developments." To the extent more than 10% of your loans, measured by unpaid balance, were purchased from a single seller, please identify the seller and disclose whether or not the seller originated the loans.

Current Portfolio, page 64

2.   We note your response to comment 6. Please revise to include cautionary language on the limitations of seller BPO's, or tell us why you do not believe this is appropriate.

Draft Opinions

3.   Please revise or remove assumption (j) from the legal opinion as it appears to assume away the "duly authorized" opinion.

4.   The penultimate paragraphs of both the legal and tax opinions appear to limit investor reliance on the opinions. Please revise to remove this limitation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director